CORNER STORE HOLDINGS, INC.
Kimberly S. Bowers
Chief Executive Officer and President

January 9, 2013

VIA EDGAR AND E-MAIL

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Corner Store Holdings, Inc.
Form 10
Filed November 16, 2012
File No. 001-35743
Dear Ms. Ransom:
Set forth below are responses of Corner Store Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that appeared in the Staff’s letter dated December 14, 2012 regarding the above-referenced registration statement on Form 10 (the “Form 10”) filed by the Company on November 16, 2012.
In connection with this letter, the Company is filing Amendment No. 1 to the Form 10 (“Amendment No. 1”). We have enclosed a marked copy of Amendment No. 1 to show changes from the Form 10 initially filed.
For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response to such comment.
General

1.
Please provide all information required by Form 10, including filing the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

Response: To the extent that information is required by Form 10 and not provided in Amendment No. 1, the Company will provide all such information, including filing the required exhibits and completing all blanks in the information statement, subject to applicable exemptions, in subsequent amendments to the Form 10. The Company confirms its understanding that the Staff will require

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2246 - fax (210) 345-2622

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

sufficient time to review such information before accelerating the effectiveness of the registration statement.
Exhibit 99.1
Questions and Answers About the Separation and the Distribution, page 7
Does the Corner Store intend to pay dividends?, page 10

2.
We note your disclosure here and elsewhere in your filing that you intend to pay a cash dividend at an initial rate of $0.0625 per share per quarter. Please explain to us how you have complied with the guidance in Item 10(b) of Regulation S-K for this projected future dividend, and particularly how you have complied with the guidance in Item 10(b)(3).

Response: In response to the Staff’s comment, the disclosure on pages 9, 14, 49, 75 and 107 of Amendment No. 1 has been revised.
The Separation and the Distribution, page 30
General, page 30

3.	Please expand your disclosure to list the material assets and liabilities that will be transferred to Corner Store Holdings and its subsidiaries.
Response: In response to the Staff’s comment, the disclosure on page 30 of Amendment No. 1 has been revised.

4.
We note your disclosure on page 107 regarding the indebtedness you expect to incur in connection with the separation and the subsequent debt exchange by Valero. Please revise your disclosure to explain briefly how the financial terms of the separation were determined, including the financing arrangements.

Response: In response to the Staff’s comment, the disclosure on page 111 of Amendment No. 1 has been revised.
Material U.S. Federal Income Tax Consequences of the Distribution, page 32

5.
We note that the condition of Valero’s receipt of an IRS private letter ruling may be waived by Valero. If Valero waives such condition and the change in tax consequences is material to Valero’s shareholders, please tell us how Valero intends to communicate such change in tax consequences to its shareholders.

Response: The Company supplementally advises the Staff that Valero does not intend to waive such condition; however, if Valero were to waive such condition and the change in tax consequences from those disclosed in the Form 10 were to be material to Valero’s shareholders, Valero would communicate such change in tax consequences to its shareholders by amending and recirculating the information statement that forms a part of the Form 10.

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

6.
We note the statement at the bottom of page 29 that you undertake no obligation to publicly release any revision to any forward-looking statement. We also note the forward-looking statement that Valero expects to receive a tax opinion from a nationally recognized accounting firm. If Valero has not received the tax opinion on the date of the information statement, does not obtain the tax opinion prior to the distribution, and the change in tax consequences is material to Valero’s shareholders, then please tell us how Valero intends to communicate such change in tax consequences to its shareholders.

Response: The Company supplementally advises the Staff that if Valero has not received the tax opinion on the date of the information statement, does not obtain the tax opinion prior to the distribution and the change in tax consequences from those disclosed in the Form 10 were to be material to Valero’s shareholders, Valero would communicate such change in tax consequences to its shareholders by amending and recirculating the information statement that forms a part of the Form 10.
Conditions to the Distribution, page 36

7.
We note that you may waive the conditions that the SEC declares the Form 10 effective and that the information statement be mailed to Valero shareholders. Please confirm to us your understanding that such conditions must be satisfied for you and Valero to rely on our position set forth in Staff Legal Bulletin No. 4.

Response: The Company confirms its understanding that the conditions that the SEC declare the Form 10 effective and that the information statement be mailed to Valero shareholders must be satisfied for the Company and Valero to rely on the Staff’s position set forth in Staff Legal Bulletin No. 4.
Transferability of Shares of Our Common Stock, page 36

8.	When known, please disclose the amount of shares that may be resold by your affiliates, subject to Securities Act Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.
Response: In response to the Staff’s comment, the disclosure on page 37 of Amendment No. 1 has been revised. The Company will complete the blanks in the information statement in subsequent amendments to the Form 10.
Unaudited Pro Forma Combined Financial Statements, page 50

9.
Your disclosure on pages 50 and 51 suggests that you have only included pro forma adjustments for items that are directly attributable to the transaction and are factually supportable. We also note your statement that you have included an estimated adjustment for the U.S. Fuel Supply Agreements and you will revise this adjustment in a subsequent registration statement once these agreements are finalized. However, it appears from the footnotes to these pro forma financial statements that there are additional agreements that have not yet been finalized for which you are presenting pro forma adjustments. For example, you refer to Valero’s expected agreement to indemnify you in footnote (b), and you refer to the amount of long-term debt that you expect to incur in footnote (f). Please identify for us each pro forma adjustment that you are currently presenting for which the amount of the adjustment is not based on a signed contract. For each such adjustment, if you believe that the amount of the pro forma adjustment

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

is objectively determinable and factually supportable without a signed contract, explain why in reasonable detail. If the amount is not yet objectively determinable and the current pro forma adjustment will be revised in a subsequent amendment once the related contract is finalized, please clarify this. You may exclude adjustments related to taxes from this analysis.
Response: The Company supplementally advises the Staff that the following pro forma adjustments included in the Form 10 were based on terms expected to be included in contracts that were not finalized as of the filing date:

Footnote Reference	Description of Pro Forma Adjustment	Related Agreement
(a) (f)	Incurrence of $1.05 billion of new long-term debt	Debt Agreements
(a) (e)	Debt issuance costs	Debt Agreements
(b) (e)	Indemnification receivable from Valero for self-insurance obligations and certain legal matters	Separation and Distribution Agreement
(i)	Increase in cost of motor fuel purchased from Valero in the United States	U.S. Fuel Supply Agreements
(i)	Increase in cost of motor fuel purchased from Valero in Canada	Petroleum Product Supply Agreement
(j)	Interest expense resulting from new debt	Debt Agreements
Since the filing of the Form 10, the form of the Separation and Distribution Agreement has been substantially completed and is filed as an exhibit to Amendment No. 1. No change was necessary to the related pro forma adjustment.
With respect to the pro forma adjustments related to the U.S. Fuel Supply Agreements, the Petroleum Product Supply Agreement and the debt agreements, the Company supplementally informs the Staff that the forms of those agreements have not yet been finalized. The terms and conditions continue to be negotiated and have changed since the filing of the Form 10. As a result, the Company revised the related pro forma adjustments in Amendment No. 1 to include the impact of the expected updated terms. Although the pro forma adjustments are not based on finalized agreements, the Company believes the adjustments are objectively determinable and factually supportable based on the following reasons:

•
U.S. Fuel Supply Agreements and Petroleum Supply Agreement. As disclosed in “Certain Relationships and Related-Party Transactions—Agreements Between Us and Valero” on page 101 of Amendment No. 1, the motor fuel to be purchased under these agreements are expected to be at market-based prices with terms consistent with Valero’s standard practices. The current drafts of these agreements are based on these principles and allow the Company to objectively calculate the impact of the terms using historical volume purchases.

•
Debt Agreements. As disclosed in “Description of Financing Transactions and Certain Indebtedness—Indebtedness in Connection with the Separation” on page 111 of Amendment No. 1, the expected terms of the indebtedness were determined by the management and Board of Directors of Valero based on a variety of factors, including an appropriate pro forma capitalization for the Company as a stand-alone company considering the historical earnings of Valero’s retail business and the level of indebtedness relative to earnings of various comparable

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

retail companies and consultation with external advisers. The estimated interest rates and debt issuance costs were based on Valero management’s research of debt instruments available to companies of similar size and financial stability compared to the Company and discussions with potential lenders and external advisers.
To the extent appropriate, the pro forma financial statements will be revised in future amendments to the Form 10 to reflect any material impact of changes to these agreements. In response to the Staff’s comment, the disclosure in footnotes (a), (e), (f), (i) and (j) on pages 56, 57 and 58 of Amendment No. 1 has been revised.

10.
We note your discussion of several expenses that are not reflected in the pro forma financial statements due to the fact that the impact is non-recurring. While we agree that non-recurring items should not be reflected in the pro forma income statements, adjustments to the pro forma balance sheet should include both those items that have a continuing impact and those that are nonrecurring to the extent they are also factually supportable and directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X. Please revise as necessary. If items have been excluded from the pro forma balance sheet because they are not yet measurable, please revise your disclosure to clarify this.

Response: The Company supplementally informs the Staff that there are two nonrecurring items that impact the pro forma financial statements and that no adjustments related to these items are reflected in the pro forma income statements. However, the pro forma balance sheet properly reflects the impact of these nonrecurring items as explained below, and the Company respectfully submits that no revision to the pro forma balance sheet is required.
The first nonrecurring item relates to an amount for which the Company expects to be charged by Valero related to Valero’s acceleration of the vesting of its restricted stock awards held by Company employees, and the Company disclosed this item in the introduction to the pro forma financial statements beginning on page 51 of Amendment No. 1. This item represents an intercompany charge to the Company by Valero that is expected to be made prior to the separation and the distribution for which the Company will recognize an expense and a corresponding intercompany payable to Valero. As disclosed in the notes to the Company’s combined financial statements on page F-9 of the Form 10, the Company’s net parent investment includes accumulated net earnings after taxes and the net effect of transactions with, and allocations from, Valero. Therefore, because this intercompany charge affects the Company’s earnings and is also a transaction with Valero, there is no net impact to the Company’s net parent investment or balance sheet. The Company has revised the disclosure in the introduction to the pro forma financial statements beginning on page 51 of Amendment No. 1 to clarify that this nonrecurring item has been reflected in the pro forma balance sheet but that it has no impact for the reason discussed above.
The second nonrecurring item relates to a deferred tax benefit that results directly from the separation and is described in footnote (d) to the pro forma financial statements. That footnote discloses that this nonrecurring benefit is a component of the deferred tax asset pro forma adjustment, which is the subject of that footnote, and is therefore reflected as an adjustment to additional paid-in capital. Footnote (d) also references footnote (h) where this nonrecurring deferred tax benefit is reflected in additional paid-in capital.

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

11.
We note that you state that the unaudited pro forma combined statements of income for the nine months ended September 30, 2012 and the year ended December 31, 2011 have been prepared as though the separation occurred on January 1, 2012 and 2011, respectively. We believe that pro forma adjustments should be computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through any interim period presented. Please revise accordingly.

Response: In response to the Staff’s comment, the disclosure on page 52 of Amendment No. 1 has been revised to state that the pro forma income statements for the nine months ended September 30, 2012 and the year ended December 31, 2011 have been prepared as though the separation occurred on January 1, 2011. The Company advises the Staff that no change was necessary to the adjustments in the pro forma income statements for the nine months ended September 30, 2012 because none of the adjustments related to the nine month period are affected by the adjustments related to the year ended December 31, 2011.

12.
We note that you have used a 5 percent interest rate to compute your pro forma interest expense. Please tell us if this rate is a current interest rate or an interest rate for which you have a commitment. If not addressed in your response to comment 9 above, please also tell us if you intend to update this interest rate in future amendments.

Response: The Company refers the Staff to its response to comment 9.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59
Outlook, page 62

13.
We note your disclosure that you expect to incur up to $1.05 billion in debt in connection with your separation from Valero. In connection with the separation and the distribution, you expect to issue debt to third parties and distribute the cash proceeds to Valero and issue debt directly to Valero in consideration for the contribution by Valero to you of the retail business. Please tell us, and revise your disclosures to clarify, whether the cash you will distribute to Valero is part of the consideration for the retail business or whether the substance of this cash distribution is a dividend to your parent company. Based on your response, please explain to us how you considered the guidance in SAB Topic 1:B.3.

Response: The Company advises the Staff that the cash the Company will distribute to Valero is part of the consideration for the retail business. In response to the Staff’s comment, the disclosure on page 111 of Amendment No. 1 has been clarified. Because the cash payment is in partial consideration for the retail business and not a dividend, the Company respectfully submits that the guidance in SAB Topic 1:B.3 is not applicable in this instance.

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

Results of Operations, page 63

14.
Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase or decrease in supply or demand or an increase in wholesale prices, please provide your readers with insight into the underlying drivers of those changes.

Response: In response to the Staff’s comment, the discussion of results of operations has been revised on pages 65, 66, 68, 69, 71 and 72 of Amendment No. 1 to provide more insight on the underlying causes of increases or decreases in the components of net income.
Segment Results, page 65
Retail - U.S., page 65

15.
We note that you have presented Adjusted EBITDA for each of your segments and that you have reconciled your measure to operating income. Please update your reconciliation to reconcile adjusted EBITDA to net income. Refer to question 103.02 from our Compliance and Disclosure Interpretation at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Company advises the Staff that Adjusted EBITDA and the related reconciliation have been removed from the segment tables included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Segment Results” on pages 67 and 70 of Amendment No. 1. The Company’s discussion of its results of operations did not reference Adjusted EBITDA nor does the Company expect to use this non-GAAP measure in future filings; therefore, the Company decided to remove this information.

16.
We note in footnote (a) at the top of page 66 that you state that Adjusted EBITDA does not purport to be an alternative to cash flows from operating activities as a measure of liquidity. Please tell us if you use adjusted EBITDA as a liquidity measure and how you considered reconciling it to cash flows from operations.

Response: The Company refers the Staff to its response to comment 15.
Liquidity and Capital Resources, page 70
Capital Requirements, page 71

17.
We note your disclosure that you expect total capital expenditures for the fourth quarter of 2012 and the full year 2013 to be approximately $80 million and $220 million, respectively. Please explain in further detail if this includes expenditures expected to separate and/or duplicate IT and other systems and operate as a stand-alone entity. Please update your discussion to explain how these additional expenditures will affect your liquidity.

Response: The Company supplementally advises the Staff that expected total capital expenditures of $220 million for the full year 2013 include the nonrecurring capital expenditures related to the IT infrastructure necessary to operate as a stand-alone company. The Company respectfully refers the Staff to the discussion within “Unaudited Pro Forma Combined Financial Statements” on page 51

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

of Amendment No. 1, which indicates that the costs to separate and/or duplicate IT systems in connection with services to be provided by Valero under the Transition Services Agreements will be paid by Valero since they are related to the separation. However, nonrecurring capital costs associated with the IT infrastructure necessary to operate as a stand-alone company subsequent to the termination of the Transition Services Agreements will be the responsibility of the Company and are expected to be reflected in the Company’s financial statements within one year after the separation. To clarify this matter, the Company has revised the capital requirements disclosure on page 73 of Amendment No. 1 to note that expected total capital expenditures of $220 million for the full year of 2013 include nonrecurring capital costs associated with IT infrastructure of approximately $30 million.
Certain Relationships and Related-Party Transactions, page 95

18.
We note the disclosure in “The Separation and the Distribution—Treatment of Stock-Based Compensation.” To the extent that any accelerated vesting of non-vested stock-based awards held by a related person, as defined in Instruction 1 to Item 404(a) of Regulation S‑K, results in more than $120,000 of stock-based awards vesting for such person, please disclose the information required by Item 404(a) of Regulation S‑K.

Response: The Company acknowledges the requirement outlined in Item 404(a) of Regulation S‑K and informs the Staff that it is currently expected that the treatment of restricted stock awards in the spin-off will result in more than $120,000 of stock-based compensation expense for several individuals who will serve as executive officers of the Company following the distribution. The disclosure on page 98 of Amendment No. 1 has been revised accordingly. The Company will complete the blanks in the information statement in subsequent amendments to the Form 10.
Related-Party Transactions, page 95

19.
We note that following the distribution, Valero will be a security holder covered by Item 403(a) of Regulation S-K, with respect to you, and accordingly a related person. See Instruction 1.b.i to Item 404(a) of Regulation S-K. Please clarify whether your transactions with Valero following the distribution will be covered by the Code of Business Conduct and Ethics or another policy for the review, approval, or ratification of related-party transactions. See Item 404(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 98 of Amendment No. 1 has been revised to clarify that transactions with Valero following the distribution will be covered by the Code of Business Conduct and Ethics.
Agreements Between Us and Valero, page 95

20.
With respect to the U.S. lease agreement and the Canadian sublease agreement, please provide the disclosure required by Item 404(a)(3) of Regulation S-K and Instruction 3.a to Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 102 of Amendment No. 1 has been revised to provide for the disclosure of the amounts due during the 180-day minimum obligation periods applicable to the U.S. lease and Canadian sublease agreements. Both the U.S. lease and Canadian sublease agreements have not yet been finalized and therefore the minimum obligation

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

amounts cannot be provided at this time, but they will be provided in subsequent amendments to the Form 10.
Stockholder’s and Registration Rights Agreement, page 98

21.	Please disclose how Valero will determine the voting of other stockholders in deciding how it will vote via the proxy granted to you.
Response: Valero will grant to the Company a proxy entitling the Company to vote Valero’s shares in proportion to the votes of other stockholders, and the Company will then tabulate the votes of other stockholders once they are all in and vote the proxy in proportion to such votes. In response to the Staff’s comment, the disclosure on page 101 of Amendment No. 1 has been clarified.
Description of Capital Stock, page 102
Exclusive Forum, page 105

22.
Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: In response to the Staff’s comment, the disclosure beginning on page 108 of Amendment No. 1 has been revised.

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

Financial Statements and Supplementary Data, page F-1
Note 8. Commitments and Contingencies, page F-17
Litigation Matters, page F-17

23.	We note that for each of the litigation matters discussed you have disclosed that an estimate of the possible range of loss cannot reasonably be made. We have the following comments:

•
We note your statement at the bottom of page F-17 that you believe that any changes to the recorded liabilities will not be material to your financial position or results of operations. Please tell us how you were able to reach this conclusion given your statement that an estimate of the possible range of loss for each specifically identified litigation matter cannot reasonably be made.

•
Please supplementally: (1) explain to us the procedures you undertook to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response: The Company advises the Staff that the disclosure at the bottom of page F-17 of the Form 10 (that the Company believes that any changes to the recorded liabilities will not be material to its financial position or results of operations) was intended to relate to all litigation matters in which the Company is involved, with the exception of the MTBE Litigation, the Temperature Adjusted Fuel Complaints and the Canadian Price Fixing Claims. The Company separately disclosed the MTBE Litigation and the Temperature Adjusted Fuel Complaints because it is at least reasonably possible that a change in estimate could occur that would be material to its results of operations or financial position. In addition, the Company separately disclosed the Canadian Price Fixing Claims even though it had not recorded a loss contingency liability because it is at least reasonably possible that a loss had been incurred. The Company has revised the statement at the bottom of page F-17 of Amendment No. 1 to clarify this point.
With respect to the MTBE Litigation, the Company advises the Staff that it is at least reasonably possible that a change in estimate in excess of the recorded loss contingency liability could occur and that such change could have a material adverse effect on its results of operations or financial position. The Company had disclosed that it believed that a negative outcome in any one of the MTBE Litigation lawsuits would not have a material adverse impact to its results of operations or financial position. While it believes this statement was accurate, the Company believes it would be more appropriate to address its beliefs with respect to the MTBE Litigation as a whole and has, therefore, revised the disclosures on page F-18 of Amendment No. 1. In addition, the Company has also added disclosure to provide insight as to why it is unable to estimate the range of potential loss in excess of the amount recorded.

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

With respect to the Temperature Adjusted Fuel Complaints, the Company supplementally advises the Staff that subsequent to the filing of the Form 10, the court approved the proposed settlement that was described on page F-18 of the Form 10. Because of this subsequent event, the Company has revised the disclosure on page F-39 of Amendment No. 1. This settlement was not material to our financial position or results of operations.
With respect to the Canadian Price Fixing Claims, the Company revised the disclosure beginning on page F-18 of Amendment No. 1 to provide insight as to why it is unable to estimate the range of potential loss in excess of the amount recorded.
The Company supplementally advises the Staff that it regularly evaluates the status of legal matters to determine whether a possible loss or range of loss can be estimated. Accordingly, management, in consultation with the Company’s internal and external legal counsel, as appropriate, evaluates developments in its loss contingencies to determine whether an accrual should be made with respect to any loss contingencies whether an estimate for a possible loss or range of loss for any disclosed contingency for which a loss has not been recorded can be made. The Company considers a number of factors when evaluating the developments in its loss contingencies, such as the nature of the claim, whether the claim is an individual or a class action, recent rulings by the court, advice of experts and counsel, the Company’s defenses and possible counterclaims, any settlement discussions and other developments. When the Company believes that it is at least reasonably possible that a liability will be incurred in excess of any recorded liabilities, it provides an estimate of such loss or range of loss that is reasonably possible, if such an estimate can be made.
The Company may be unable to estimate the loss or range of loss that is reasonably possible for a particular legal contingency for various reasons, including whether the damages sought are indeterminate, whether the proceedings are in the early stages, whether there is uncertainty as to the outcome of pending proceedings (including motions and appeals), whether there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto, whether there are significant factual issues to be determined or resolved, whether the proceedings involve a large number of parties, whether the relevant law is unsettled or novel or untested legal theories are presented, or whether the proceedings are taking place in jurisdictions where the laws are complex or unclear. In such instances, there is considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom
Securities and Exchange Commission
January 9, 2013

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2246.
Sincerely,

/s/ Kimberly S. Bowers
Kimberly S. Bowers
Chief Executive Officer and President

Enclosure

cc:	Jay D. Browning
Clayton E. Killinger